Exhibit 99.1

Alibaba Acquires Import E-Commerce Platform Kaola from NetEase for Approximately US$2 Billion

Alibaba will also take a minority stake in NetEase Cloud Music

Hangzhou, China, September 6, 2019 — NetEase, Inc. (“NetEase”) (NASDAQ: NTES) and Alibaba Group Holding Limited (“Alibaba”) (NYSE: BABA) today announced Alibaba’s acquisition of NetEase’s import e-commerce platform Kaola for approximately US$2 billion. The transaction paves the way for the two internet companies with deep roots in Hangzhou to further identify and explore business collaborations.

Alibaba plans for Kaola to continue to operate independently under its current brand. Tmall Import and Export General Manager Alvin Liu will serve as Kaola’s new CEO.

In addition, Alibaba and NetEase have entered into a definitive agreement for Alibaba, together with Yunfeng, to invest approximately US$700 million in NetEase Cloud Music in its latest round of financing. The completion of this transaction is subject to certain closing conditions. NetEase will remain the controlling shareholder of NetEase Cloud Music following the closing of this transaction.

“We are pleased to have found a strategic fit for Kaola within Alibaba’s extensive ecosystem, where Kaola will continue to provide Chinese consumers with high-quality import products and services. At the same time, the completion of this strategic transaction will allow NetEase to focus on its growth strategy, investing in markets that allow us to best leverage our competitive advantages. We remain fully committed to offering our users best-in-class and differentiated online content born from our relentless drive for craftsmanship and innovation.” said William Ding, the CEO of NetEase. “As the controlling shareholder of NetEase Cloud Music, we will continue to fully support the growth of this business, helping it to realize its strategic goals in the music industry.”

“Alibaba is confident about the future of China’s import e-commerce market, which we believe remains in its infancy with great growth potential. We welcome Kaola to the Alibaba family and value NetEase’s contributions in incubating an e-commerce platform with strong import capabilities. With Kaola, we will further elevate import service and experience for Chinese consumers through synergies across the Alibaba ecosystem,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “Alibaba also looks forward to becoming a partner in the future development of NetEase Cloud Music and exploring innovative collaboration in the digital entertainment space.”

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About NetEase

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company based in China dedicated to providing premium online services centered around content, community, communication and commerce. NetEase develops and operates some of the most popular PC-client and mobile games in China and has been expanding rapidly into other international markets such as Japan and North America in more recent years. In addition to its self-developed game content, NetEase also operates some of the most popular international online games in China by partnering with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers. NetEase also operates Yanxuan, an e-commerce platform that cater to the rising middle-class consumer market in China as well as offering advertising, e-mail and other innovative services including music and online education. For more information, please visit: http://ir.netease.com/.

About Alibaba Group

Our mission is to make it easy to do business anywhere. We aim to build the infrastructure of commerce. We envision that our customers will meet, work and live at Alibaba, and that we will be a company that lasts at least 102 years.

Media Contacts

Alibaba Group

Adam Najberg

Tel: +852-54743262
adam.najberg@alibaba-inc.com

NetEase, Inc.

Margaret Shi

Tel: (+86) 571-8985-3378

ir@service.netease.com

Safe Harbour

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “aim,” “anticipates,” “future,” “intends,” “plans,” “believes,” “may,” “estimates,” “potential,” “continue,” “ongoing,” “goal,” “targets,” “guidance,” “commits” and similar statements. Among other things, statements that are not historical facts, including statements about business plans and projections, the completion of transactions and the strategic goals of transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information contained in this announcement is as of the date of this announcement and are based on assumptions believed to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. The parties do not undertake any obligation to update any forward-looking statement, except as required under applicable law.